January 21, 2026

Greg Duncan
Chairman and Chief Executive Officer
Dogwood Therapeutics, Inc.
44 Milton Avenue
Alpharetta, GA 30009

       Re: Dogwood Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 15, 2026
           File No. 333-292750
Dear Greg Duncan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Darrick M. Mix, Esq.